SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(b)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-112136, 333-121611 AND 333-126416 AND FORM S-8 REGISTRATION STATEMENT FILE NO. 33-71822.

                                 LANOPTICS LTD.

6-K Items

1. Interim Consolidated Financial Statements of LanOptics Ltd. as of June 30, 2005, Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

                                                                          ITEM 1

                       LANOPTICS LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX


                                                                PAGE
                                                                -----

INTERIM CONSOLIDATED BALANCE SHEETS                             2 - 3

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                     4

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY         5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                   6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS              8 - 11




                                 - - - - - - - -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   JUNE 30,    DECEMBER 31,
                                                                                     2005         2004
                                                                                   -------       -------
                                                                                  UNAUDITED
                                                                                   -------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                        $10,668       $13,504
  Marketable securities                                                             10,044        12,115
  Trade receivables, net of allowance for doubtful accounts of $ 47 and $ 47
    as of June 30, 2005 and December 31, 2004, respectively                          1,825           781
  Other accounts receivable and prepaid expenses                                       275           703
  Inventories                                                                        2,356         1,279
                                                                                   -------       -------

TOTAL current assets                                                                25,168        28,382
                                                                                   -------       -------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs, net                                        430           476
  Severance pay fund                                                                 1,478         1,489
                                                                                   -------       -------

TOTAL long-term investments                                                          1,908         1,965
                                                                                   -------       -------

PROPERTY AND EQUIPMENT, NET                                                            391           384
                                                                                   -------       -------

OTHER ASSETS:
  Purchased technology, net                                                          1,033           634
  Goodwill                                                                           4,832             -
                                                                                   -------       -------

TOTAL other assets                                                                   5,865           634
                                                                                   -------       -------

TOTAL assets                                                                       $33,332       $31,365
                                                                                   =======       =======

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                                     JUNE 30,       DECEMBER 31,
                                                                                       2005            2004
                                                                                     --------        --------
                                                                                    UNAUDITED
                                                                                     --------        --------
    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Trade payables                                                                     $  1,697        $    856
  Other accounts payable and accrued expenses                                           2,197           2,478
                                                                                     --------        --------

TOTAL current liabilities                                                               3,894           3,334
                                                                                     --------        --------


ACCRUED SEVERANCE PAY                                                                   1,922           1,985
                                                                                     --------        --------


REDEEMABLE PREFERRED SHARES IN A SUBSIDIARY AND WARRANT ISSUED BY A SUBSIDIARY         15,117          14,946
                                                                                     --------        --------

PREFERRED SHARES IN A SUBSIDIARY                                                       20,068          20,991
                                                                                     --------        --------

SHAREHOLDERS' DEFICIENCY:
  Share capital
    Ordinary shares of NIS 0.02 par value -
    Authorized: 30,000,000 shares at June 30, 2005 and December 31, 2004;
    Issued and outstanding:11,633,771 and 10,626,285 shares at June 30, 2005
    and December 31, 2004, respectively                                                    75              70
  Additional paid-in capital                                                           61,196          53,193
  Accumulated other comprehensive income                                                  (73)            (84)
  Accumulated deficit                                                                 (68,867)        (63,070)
                                                                                     --------        --------

TOTAL shareholders' deficiency                                                         (7,669)         (9,891)
                                                                                     --------        --------

TOTAL liabilities and shareholders' deficiency                                       $ 33,332        $ 31,365
                                                                                     ========        ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                           SIX MONTHS ENDED
                                                                                JUNE 30                     YEAR ENDED
                                                                   --------------------------------        DECEMBER 31,
                                                                       2005                2004                2004
                                                                   ------------        ------------        ------------
                                                                              UNAUDITED
                                                                   --------------------------------
Revenues                                                           $      3,876        $      1,622        $      4,746
Costs of revenues                                                         1,488                 606               1,889
Amortization of developed technology                                        120                 120                 241
                                                                   ------------        ------------        ------------

Gross profit                                                              2,268                 896               2,616
                                                                   ------------        ------------        ------------

Operating expenses:
  Research and development                                                4,770               3,319               7,267
  In-process research and development write-off                           1,475                   -                   -
  Selling and marketing, net                                              1,171               1,153               2,309
  General and administrative                                                745                 644               1,456
                                                                   ------------        ------------        ------------

TOTAL operating expenses                                                  8,161               5,116              11,032
                                                                   ------------        ------------        ------------

Operating loss                                                           (5,893)             (4,220)             (8,416)
Financial and other expenses, net                                           110                 372                 738
                                                                   ------------        ------------        ------------

Loss before minority interest in losses of subsidiary                    (6,003)             (4,592)             (9,154)

Minority interest in losses of subsidiary                                   206                   -                   -
                                                                   ------------        ------------        ------------

Net loss                                                           $     (5,797)       $     (4,592)       $     (9,154)
                                                                   ============        ============        ============



Net loss per share                                                 $      (0.54)       $      (0.50)       $      (0.98)
                                                                   ============        ============        ============

Weighted average number of ordinary shares used in computing
  net loss per share                                                 10,670,815           9,250,535           9,365,181
                                                                   ============        ============        ============

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)




                                                                                                           ACCUMULATED
                                                         NUMBER OF                        ADDITIONAL          OTHER
                                                         ORDINARY          SHARE           PAID-IN        COMPREHENSIVE
                                                          SHARES          CAPITAL          CAPITAL        INCOME (LOSS)
                                                        ----------       ----------       ----------       ----------
Balance as of January 1, 2004                            9,250,535       $       64       $   39,516       $       16

Issuance of shares, net                                  1,368,000                6           13,465                -
Exercise of options                                          7,750             *) -               40                -
Compensation related to options granted to
  employees                                                                       -              172                -
Comprehensive loss:                                                               -                -                -
  Other comprehensive loss - unrealized losses on
    available-for-sale securities                                                 -                -             (100)
  Net loss                                                                        -                -                -
                                                        ----------       ----------       ----------       ----------

Total comprehensive loss

Balance as of December 31, 2004                         10,626,285               70           53,193              (84)

Issuance of shares                                       1,006,486                5            7,962                -
Exercise of options                                          1,000             *) -                3                -
Compensation related to options granted to
  employees                                                      -                -               38                -
Comprehensive loss:
  Other comprehensive income - unrealized gain on
    available-for-sale securities                                -                -                -               11
  Net loss                                                       -                -                -                -
                                                        ----------       ----------       ----------       ----------

Total comprehensive loss

Balance as of June 30, 2005 (unaudited)                 11,633,711       $       75       $   61,196       $      (73)
                                                        ==========       ==========       ==========       ==========

                                                                            TOTAL           TOTAL
                                                        ACCUMULATED     COMPREHENSIVE   SHAREHOLDERS'
                                                         DEFICIT            LOSS         DEFICIENCY
                                                        ----------        --------       ----------
Balance as of January 1, 2004                           $  (53,916)                      $  (14,320)

Issuance of shares, net                                          -                           13,471
Exercise of options                                              -                               40
Compensation related to options granted to
  employees                                                      -                              172
Comprehensive loss:                                              -                                -
  Other comprehensive loss - unrealized losses on
    available-for-sale securities                                         $   (100)            (100)
  Net loss                                                  (9,154)         (9,154)          (9,154)
                                                        ----------        --------       ----------

Total comprehensive loss                                                  $ (9,254)
                                                                          ========
Balance as of December 31, 2004                            (63,070)                          (9,891)

Issuance of shares                                               -                            7,967
Exercise of options                                              -                                3
Compensation related to options granted to
  employees                                                      -                               38
Comprehensive loss:
  Other comprehensive income - unrealized gain on
    available-for-sale securities                                -        $     11               11
  Net loss                                                  (5,797)         (5,797)          (5,797)
                                                        ----------        --------       ----------

Total comprehensive loss                                                  $ (5,786)
                                                                          ========
Balance as of June 30, 2005 (unaudited)                 $  (68,867)                      $   (7,669)
                                                        ==========                       ==========

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                               SIX MONTHS ENDED
                                                                                    JUNE 30,              YEAR ENDED
                                                                           ------------------------      DECEMBER 31,
                                                                             2005            2004            2004
                                                                           --------        --------        --------
                                                                                   UNAUDITED
                                                                           ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                 $ (5,797)       $ (4,592)       $ (9,154)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                               291             332             661
    Interest and amortization of premium on marketable securities                77             164             275
    Write-off of in-process research and development                          1,475               -               -
    Minority interest in losses of subsidiary                                  (206)              -               -
    Gain from sale of marketable debt securities                                  8               -               5
    Accrued interest on Redeemable Preferred shares in a subsidiary             388             388             804
    Capital gain from sale of property and equipment                                             (1)             (1)
    Accrued severance pay, net                                                  (52)            (15)            209
    Accretion of discount on long-term loan                                       -              45              88
    Stock-based compensation related to options granted to employees             38               -             172
    Increase in trade receivables                                            (1,044)           (551)           (343)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                  428            (190)           (350)
    Increase in inventory                                                    (1,077)           (355)           (875)
    Increase in trade payables                                                  841             324             654
    Decrease in other accounts payable and accrued expenses                    (281)           (385)            (87)
                                                                           --------        --------        --------

Net cash used in operating activities                                        (4,911)         (4,836)         (7,942)
                                                                           --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Investment in marketable securities                                             -          (6,833)        (10,820)
  Proceeds from sale of marketable securities                                 1,997             500           3,739
  Purchase of property and equipment                                           (131)            (69)           (206)
  Proceeds from sale of property and equipment                                    -              11              11
                                                                           --------        --------        --------

Net cash provided by (used in) investing activities                           1,866          (6,391)         (7,276)
                                                                           --------        --------        --------

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,               YEAR ENDED
                                                                     ------------------------      DECEMBER 31,
                                                                       2005            2004            2004
                                                                     --------        --------        --------
                                                                             UNAUDITED
                                                                     ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of shares, net                                                   -               -          13,471
  Issuance of Redeemable Preferred shares in a subsidiary, net              -           2,563           2,563
  Proceeds from exercise of options                                         3               -              40
  Proceeds from issuance of shares by a subsidiary                        206               -
  Repayment of long-term loan                                               -               -          (1,500)
                                                                     --------        --------        --------

Net cash provided by financing activities                                 209           2,563          14,574
                                                                     --------        --------        --------

Decrease in cash and cash equivalents                                  (2,836)         (8,664)           (644)
Cash and cash equivalents at the beginning of the period               13,504          14,148          14,148
                                                                     --------        --------        --------

Cash and cash equivalents at the end of the period                   $ 10,668        $  5,484        $ 13,504
                                                                     ========        ========        ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

  Cash paid during the period for:
    Interest                                                         $      -        $     43        $     56
                                                                     ========        ========        ========


NON-CASH ACTIVITIES (the "Swap Transaction" - see Note 1d):

  EZchip Preferred A,B,C and Ordinary shares acquired                $  1,142        $      -        $      -
    Developed Technology                                                  518               -               -
    Goodwill                                                            4,832               -               -
    In-process research and development                                 1,475               -               -
                                                                     --------        --------        --------

    Issuance of ordinary shares                                      $  7,967        $      -        $      -
                                                                     ========        ========        ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. LanOptics Ltd. (the "Company" or "LanOptics") was incorporated in 1989 as a limited liability company under the laws of the State of Israel. Until 1999, the Company's principal business was the development, manufacturing and marketing of solutions and Internet applications that improved the performance of LANs and WANs. LanOptics is now operating in the segment of network processors, through its majority-owned subsidiary, EZchip Technologies Ltd. ("EZchip"), which is engaged in the development of high performance network processors

          EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. EZchip's technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for the metro, carrier-edge and core-enterprise. During 2001, EZchip established a wholly-owned subsidiary, EZchip Inc. in the United States, which is engaged in the marketing of EZchip's products in North America. As of June 30, 2005, the Company holds 58.7% of EZchip's shares and of the voting rights.

     b. The Company's Ordinary shares are traded on the NASDAQ SmallCap Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company's Ordinary shares were traded on the NASDAQ National Market.

     c. EZchip currently depends on a few manufacturers for production of its currently available network processors. If those manufacturers should be unable or unwilling to continue to manufacture EZchip's products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

     d. On June 23, 2005, the Company issued 1,006,486 of its Ordinary shares to various shareholders of EZchip, which comprised from Preferred A, B and C Shares holders as well as ordinary shares holders, in exchange for 3,611,243 shares of EZchip previously held by them (the "Swap Transaction"). The exchange ratio was the same for the holders of EZchip Ordinary Shares, Series A Preferred Shares, Series B Preferred Shares and the Series C Preferred Shares.

          As a result of this transaction, the Company increased its ownership interest in EZchip from 54.4% to 58.7%.

          The Swap Transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          The purchase price allocation is as follows:

                                                                  PURCHASE PRICE
                                                                    ALLOCATION
                                                                      ------

EZchip Preferred A,B,C and Ordinary shares acquired  at carrying
   amounts                                                            $1,142
Intangible assets acquired:
   In-process research and development (1)                             1,475
   Developed Technology (2)                                              518
   Goodwill (3)                                                        4,832
                                                                      ------

Total consideration                                                   $7,967
                                                                      ======

          (1) Purchased in-process research and development costs were written off in accordance with FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method"

          (2) The developed technology is amortized using the straight-line method over the useful life of the technology, which is five years.

          (3) The goodwill will not be amortized and will be tested for impairment according to FAS 142.


NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a. The significant accounting policies applied in the financial statements of the Company as of December 31, 2004, are applied consistently in these financial statements.

     b.   Accounting for stock based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period.

          Under SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model. No options were granted by the company during 2004 and 2005.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The fair value for the subsidiary's options was estimated at the date of grant using the Black-Scholes valuation model, with the following assumptions for 2005, 2004: risk free interest rates of 4.6%, 3.08% divided yields of 0%, average expected life for an options of four years and expected volatility of 60.9% and 50% for 2005 and 2004, respectively.

          For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period.

          Pro forma information under SFAS 123:

                                                           SIX MONTHS ENDED
                                                                JUNE 30,               YEAR ENDED
                                                        ------------------------       DECEMBER 31,
                                                          2005            2004            2004
                                                        --------        --------        --------
                                                               UNAUDITED
                                                        ------------------------
Net loss as reported                                    $ (5,797)       $ (4,592)       $ (9,154)
Add: stock-based employee compensation expense
  determined under fair value based method                  (290)           (424)         (1,219)
Deduct: stock-based employee compensation expense
  included in reported net loss                               38               -             172
                                                        --------        --------        --------

Pro forma net loss                                      $ (6,049)       $ (5,016)       $(10,201)
                                                        ========        ========        ========

Pro forma net loss per share                            $  (0.57)       $  (0.54)       $  (1.09)
                                                        ========        ========        ========
Net loss per share - as reported                        $  (0.54)       $  (0.50)       $  (0.98)
                                                        ========        ========        ========

     c. In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, "Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle to be recognized by including in the net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We estimate that the adoption of FAS 154 will not have a significant impact on our results of operations, financial condition and liquidity

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

     The financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004 included in the Company's Annual Report on From 20-F


NOTE 4:- INVENTORIES

                       JUNE 30,    DECEMBER 31,
                         2005         2004
                        ------       ------
                      UNAUDITED
                        ------

Raw materials           $  242       $  173
Work in progress           148          166
Finished products        1,966          940
                        ------       ------

                        $2,356       $1,279
                        ======       ======


NOTE 5:- SUBSEQUENT EVENT

     During July 2005, in accordance with the terms of the Series C Redeemable Preferred shares purchase agreement dated March 2003, EZchip issued 12,253,531 Series C Redeemable Preferred shares in consideration of $ 10,000 of which the Company invested an amount of $ 6,900.


                                  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 from our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Previous to the first quarter of 2004, the Company had prepared its financial statements in accordance with generally accepted accounting principles in Israel. Accordingly, the consolidated financial data for all prior periods presented herein have been restated and are presented in accordance with US GAAP. Our consolidated financial statements have been audited by Kost, Forer, Gabbay and Kasierer (formerly Kost, Forer & Gabbay), an affiliate member of Ernst & Young Global, whose report with respect to such consolidated financial statements appears in our Annual Report on Form 20-F for the year ended December 31, 2004 incorporated by reference herein. Selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000 and 2001 have been derived from other audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Israel, adjusted to conform to U.S. GAAP. The consolidated statement of operations data for the six month periods ended June 30, 2005 and 2004 and the consolidated balance sheet data at June 30, 2005 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2004 and as at December 31, 2003 and 2002 contained in our 2004 Annual Report on Form 20-F.

                             INCOME STATEMENT DATA:
                U.S. dollars in thousands (except per share data)

                                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                        2000            2001            2002            2003             2004
                                                      --------        --------        --------        --------        --------
Revenues .........................................          --              --        $    465        $  1,756        $  4,746
Costs of revenues ................................          --              --             163             624           1,889
Amortization of developed technology .............          --              --              90             239            (241)
                                                      --------        --------        --------        --------        --------
Gross profit .....................................          --              --             212             893           2,616


Operating expenses:
Research & development cost, net .................       4,530           7,434           8,075           7,219           7,267
In-process research and development write-off ....          --              --           3,928              --              --
Selling, general and administrative, net .........       1,489           2,332           3,201           3,660           3,765
                                                      --------        --------        --------        --------        --------
Total operating expenses .........................       6,019           9,766          15,204          10,879          11,032

Operating loss ...................................      (6,019)         (9,766)        (14,992)         (9,986)         (8,416)

Financial and other income (expenses), net *) ....          36           1,293             638            (418)           (738)
                                                      --------        --------        --------        --------        --------
Loss from continuing operations before minority
interest .........................................      (5,983)         (8,443)        (14,354)        (10,404)         (9,154)
Minority interest is loss of a subsidiary ........         115              80              --              --              --
                                                      --------        --------        --------        --------        --------
Loss from continuing operations ..................      (5,868)         (8,363)        (14,354)        (10,404)         (9,154)

Income (loss) from discontinued operations of a
segment of a business ............................      (4,769)            793              51              --              --
                                                      --------        --------        --------        --------        --------

Net loss .........................................    $(10,637)       $ (7,570)       $(14,303)       $(10,404)       $ (9,154)

Net loss per share (basic and diluted) ...........    $  (1.56)       $  (1.04)       $  (1.85)       $  (1.23)       $  (0.98)
Net loss per share from continuing operations
(basic and diluted) ..............................    $  (0.86)       $  (1.15)       $  (1.85)       $  (1.23)       $  (0.98)
Net earnings (loss) per share from discontinued
operations (basic and diluted) ...................    $   (0.7)       $  (0.11)             --              --              --


                                                        SIX MONTHS ENDED JUNE
                                                                 30,
                                                      ------------------------
                                                        2004            2005
                                                      --------        --------


Revenues .........................................   $  3,876        $  1,622
Costs of revenues ................................      1,488             606
Amortization of developed technology .............       (120)           (120)
                                                     --------        --------
Gross profit .....................................      2,268             896


Operating expenses:
Research & development cost, net .................      4,770           3,319
In-process research and development write-off ....      1,475              --
Selling, general and administrative, net .........      1,916           1,797
                                                     --------        --------
Total operating expenses .........................      8,161           5,116

Operating loss ...................................     (5,893)         (4,220)

Financial and other income (expenses), net *) ....       (110)           (372)
                                                     --------        --------
Loss from continuing operations before minority
interest .........................................     (6,003)         (4,592)
Minority interest is loss of a subsidiary ........        206              --
                                                     --------        --------
Loss from continuing operations ..................     (5,797)         (4,592)

Income (loss) from discontinued operations of a
segment of a business ............................         --              --
                                                     --------        --------

Net loss .........................................   $ (5,797)       $ (4,592)

Net loss per share (basic and diluted) ...........   $  (0.54)       $  (0.50)
Net loss per share from continuing operations
(basic and diluted) ..............................   $  (0.54)       $  (0.50)
Net earnings (loss) per share from discontinued
operations (basic and diluted) ...................         --              --

)* Reclassified

                               BALANCE SHEET DATA:
                            U.S. dollars in thousands

                                                            AS OF DECEMBER 31,                                      AS OF JUNE 30,
Balance sheet data:                       2000           2001            2002            2003            2004            2005
-------------------                     --------       --------        --------        --------        --------        --------
Working capital ......................  $ 25,684       $ 19,220        $  9,149        $ 17,990        $ 25,048        $ 21,274
Total assets  ........................    34,568         24,220          15,515          23,965          31,365          33,332
Long-term liabilities ................       830            990           1,196           2,919           1,985           1,922
Preferred shares of a subsidiary  ....    25,179         25,179          20,991          32,423          35,789          35,037
Shareholders' equity (deficiency) ....  $  3,075       $ (4,361)       $ (9,688)       $(14,320)       $ (9,891)       $ (7,669)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO SIX MONTHS ENDED JUNE 30, 2004.

REVENUES

     For the six months ended June 30, 2005, revenues increased by $2,254,000, or 139%, to $3,876,000 from $1,622,000 in the same period in 2004. This increase is mainly attributable to purchases by several of our customers that entered into the production stage for networking products that incorporate our network processors. The majority of our revenues generated in the first half of 2004 resulted mainly from customers that purchased sample chips, evaluation systems and software tools, enabling the development of new networking products based on our network processors. The majority of our 2005 revenues were derived from sales of network processors to several customers who completed the design of new products and entered production.

COST OF REVENUES

     For the six months ended June 30, 2005, our cost of revenues increased by $882,000, or 146%, to $1,488,000 (38% of revenues) from $606,000 (37% of revenues) in the same period in 2004. The increase in cost of revenues is a direct result of the increase in revenues. The increase in cost of revenues as a percentage of revenues is the result of increased volume production orders, characterized by lower unit prices and a change in the mix of our sales, with a higher contribution from the sale of chips and other hardware products compared to software and services in the 2005 period.

GROSS PROFIT

     For the six months ended June 30, 2005, gross profit increased by $1,372,000, or 153%, to $2,268,000 (59% of revenues) from $896,000 (55% of revenues) in the same period in 2004. This increase was primarily attributable to the increase in revenues.

RESEARCH AND DEVELOPMENT COST, NET

     Research and development costs consist mainly of the salary and benefits of engineers and costs related to external engineering design services. Reported figures consist entirely of EZchip's research and development costs. For the six months ended June 30, 2005, research and development costs increased by $1,451,000, or 44%, to $4,770,000 from $3,319,000 in the 2004 period. This increase was primarily attributable to non-recurring engineering costs ("NRE") paid during the second quarter of 2005 to external contractors for services related to the development of our third generation NP-2 network processor. We began to ship NP-2 samples to customers in July 2005.

IN PROCESS RESEARCH AND DEVELOPMENT WRITE OFF

     On June 23, 2005, we issued 1,006,486 of our Ordinary shares to various shareholders of EZchip in exchange for 3,611,243 shares of EZchip previously held by them. This transaction was accounted for according to the "purchase method" of accounting, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of issuance. Consequently, "Purchased in-process research and development costs" in the amount of $1,475,000 were written off in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method."

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of salaries, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the six months ended June 30, 2005, these expenses increased by $119,000, or 7%, to $1,916,000 from $1,797,000 in the same period in 2004.

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     Financial and other income/(expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. In addition this balance include non-cash interest expenses accrued in relation to EZchip's Series C Preferred shares held by EZchip minority shareholders. The EZchip Series C Preferred shares bear 6% annual interest and were issued during March 2003 and March 2004. For the six months ended June 30, 2005, net financial expenses decreased by $262,000, or 70%, to $110,000 from net financial expenses of $372,000 in the same period in 2004. This decrease is mainly attributable to a significantly higher financial income in the first half of 2005 compared to the same period in 2004, resulting from higher average cash balances in the 2005 period, higher interest rates in the 2005 period and a devaluation of the Israeli Shekel (NIS) versus the US dollar (resulting in financing income to us), as well as lower financing expenses in the 2005 period, resulting mainly from the repayment of a $1.5 million loan in September 2004.


2. LIQUIDITY AND CAPITAL RESOURCES

     Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and, through research and development grants. EZchip's research and development activity has been funded through the proceeds of third party investments, combined with contributions by LanOptics. EZchip has not received any funding from Israel's Office of the Chief Scientist.

     In 2000, we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip's Series A and B Preferred shares, of which amount we invested $2 million. The investments by third parties were recorded as preferred shares of a subsidiary in our financial statements. In addition, in early 2000 we made a $2 million initial investment in EZchip when it first started its operations.

     In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

     The terms of the Series C Preferred share financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on Series C Preferred share investment in EZchip in the amount of $8 million, of which amount we invested $5.3 million.

     On December 16, 2003, we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. Of such proceeds, $5.3 million was used to fund the exercise of our option to purchase EZchip Series C Preferred shares, which investment increased our ownership interest in EZchip to 53.4%. The investors in the December 2003 private placement were granted warrants to purchase 187,500 of our Ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

     On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 of our Ordinary shares at an exercise price of $15.50 per share with an exercise period of five years.

     As of June 30, 2005 we had $21.3 million in working capital and $20.7 million in cash, cash equivalents and marketable securities. Our cash, cash equivalents and marketable securities balance decreased in the first half of 2005 by approximately $4.9 million as a result of the following:

     o    Approximately $5.0 million was used in operating activities.

     o Financing activities provided approximately $0.2 million, mainly as a result of EZchip's options exercise.

     o Approximately $0.1 million was used for the purchase of property and equipment.

     In July 2005, EZchip raised $10.0 million in an additional private placement of Series C Preferred shares, of which amount we invested $6.9 million. After our investment, our ownership interest in EZchip increased to 60.4%.

     We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2006. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     LANOPTICS LTD.
                                                     --------------
                                                     (Registrant)



                                                     By: /S/ Dror Israel
                                                     -------------------
                                                     Dror Israel
                                                     Chief Financial Officer

Date: September 29, 2005